EXHIBIT 11.1

Logitech International SA

Business Ethics Policy

May 2003

1	Business Ethics

1.1	Business Ethics—Compliance with Applicable Law; Public Reporting

While we must compete vigorously to achieve earnings to support long-term growth, we must at the same time do so in strict compliance with all laws and regulations applicable to our activities in every country in which we do business. An employee must take no action on Logitech’s behalf which the Employee knows or suspects violates any applicable law or regulation.

Neither the Company nor its Employees will or may assist any (other) Employee or a third party in violating the laws of any country. This policy applies even where the Company’s assistance would not itself violate the laws of such country.

The Company shall at all times provide full, fair, accurate, timely, and understandable disclosure in reports and documents that it files with, or submits to, the Swiss Exchange, the US Securities and Exchange Commission, other regulatory authorities, and in other public communications made by the Company.

Depending on their position with Logitech, Employees may be called upon to provide information to assure that the Company’s public reports are full, fair, accurate, timely and understandable. Logitech expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to internal inquiries related to the Company’s public disclosure requirements.

The Chief Executive Officer, the Chief Financial Officer and the General Counsel bear a special responsibility to help ensure that a culture exists throughout the Company as a whole that assures the full, fair, accurate, timely and understandable reporting of Logitech’s financial results and condition.

1.2	Business Ethics—Compliance with Foreign Tax or Currency Laws

The Company and all Employees shall obey both foreign and domestic tax laws and foreign exchange control laws. No Employee shall on the Company’s behalf enter into any transaction with agents, contractors, consultants, lawyers, distributors or other persons which the Employee knows or suspects will permit such persons to circumvent such laws. Any transaction which has the appearance of permitting any person to circumvent such laws must receive the advance approval of the General Counsel.

Particular care must be taken in respect of “split payments” (i.e., payments for services which are made outside the country in which the services are performed—unless the provider of the service is incorporated and has an established presence in the country in which the payment is made—or payments inside a country in other than the local currency). General Counsel’s advance approval shall be obtained for all split payment arrangements.

1.3	Business Ethics—Observance of Moral and Ethical Standards of Society

In addition to full compliance with all laws, each Logitech Employee must comply with the moral and ethical standards of local society in addition to accepted international standards in the conduct of Logitech’s business. It is important that each of us individually complies with these principles and that we assure that the Company is doing so.

1.4	Business Ethics—No Bribes or Illegal Payments

Logitech will not tolerate, and no Employee shall pay, offer or authorize, any bribe or any other unlawful payment on behalf of the Company. Bribery is the giving of money or anything else of value in an attempt to influence unlawfully the act or decision of a public official in his official capacity, or to induce such public official to use his/her influence to affect or influence any act or decision of such government or instrumentality to assist the Company in obtaining or retaining business. This prohibition extends to payments to consultants, agents or other intermediaries when the Employee has reason to believe that some part of the payment or “fee” will be used for a bribe or otherwise to influence government action. Any Employee with knowledge of a request for or payment of a bribe shall immediately disclose such information to the General Counsel or another member of the Legal Department.

1.5	Business Ethics—Foreign Corrupt Practices Act

As a corporation headquartered in the United States, Logitech is subject to the provisions of the U.S. Foreign Corrupt Practices Act (“FCPA”). The temptation by employees of U.S. companies to make payments to government officials is often greater overseas than in the U.S., especially where such payments are customary in the country in question and foreign competitors (not subject to the provisions of the FCPA) are making such payments. In many cases, the Employee may believe that by making similar payments, he or she is not trying to influence (bribe) a government official but merely to put the Company on an equal footing with competitors. Notwithstanding the desire to be competitive, payments to foreign government officials must be carefully controlled to assure that there is no violation of the FCPA. At Logitech, responsibility for assuring compliance with the FCPA lays with the Functional VP / Senior VP. Any questions regarding whether any particular payment violates the FCPA should be directed to the General Counsel or another member of the Legal Department.

The FCPA prohibits any payment or the giving of anything of value, or any promise to pay or give something of value, to a foreign official for the purpose of influencing him or her, or to induce such public official to use his/her influence to affect or influence any act or decision of such government or instrumentality, in obtaining/retaining business or to secure any improper advantage. Payments to independent consultants or other agents of the Company may be deemed to violate the FCPA if it appears likely that the recipient will make an unlawful payment to a foreign official. “Foreign Official” is defined broadly to include not only employees of foreign governments, but also employees of government owned or controlled businesses, agencies and political parties as well as public officials or employees of public international organizations. Because the FCPA is so complex, interpretation of whether any particular payment to a government official violates the Act should be left to the Legal Department.

To assure compliance with the FCPA, the following procedures shall apply:

(a)	No Payments and Gifts to Foreign Officials

No payment or gift of any kind shall be made to any foreign official that violates any law, regulation or decree of the country in question. Gifts of modest value, conforming to normal social amenities in the official’s country, and not intended to influence an official, may be given to foreign officials. However, any payment or gift (or the giving of anything of value) to a foreign official in excess of US$100 (US$50 in the People’s Republic of China) must receive the advance approval of the General Counsel.

(b)	Expenditures for Meals, etc. Must Not Be Extravagant

Expenditures for meals, entertainment and other normal social amenities with respect to foreign officials must not be extravagant and must conform to the laws and customs of the country in which the expenditure is incurred.

(c)	Facilitating/Expediting Payments

“Facilitating” or “expediting” payments that are lawful in the country in question and designed to expedite or secure the performance of routine governmental action (such as obtaining a phone line) by a foreign official are allowed under the FCPA. However, because of their sensitive nature, any such payments may be made only with the advance approval of the General Counsel. The exception for “facilitating payments” does not apply to any payment to a foreign official having discretionary power to award new business to the Company or to approve the continuation of existing business.

(d)	Need to Keep Accurate Records of All Payments

Complete and accurate records shall be maintained of all transactions, including transactions that relate in any way, directly or indirectly, to a foreign official.

2	Conflict of Interest

A conflict of interest exists when an Employee’s duty to give undivided business loyalty to the Company can be prejudiced by actual or potential personal benefit from another source. All circumstances of conflict of interest, including those specified below, should be avoided.

If an Employee has any doubt about whether an activity may be a conflict of interest, the Employee must report that activity to his or her Functional VP / Senior VP.

2.1	Conflict of Interest—Loyalty to Logitech

No Employee should be subject, or even appear to be subject, to influences, interests or relationships which conflict with the best interests of the Company. This means avoiding any activity which might compromise or seem to compromise Logitech or the Employee, or bring embarrassment to or adversely affect the reputation of Logitech or the Employee.

2.2	Conflict of Interest—No Gifts, Gratuities or Payments

(a)	Employees may not accept gifts, gratuities or payments

No Employee may accept any service, entertainment, travel, gifts or other gratuity worth more than US$100 from any individual, company or governmental authority, which either wants to or already does business with Logitech, if it could reasonably be viewed as being done to gain a business advantage. At Company sites in the People’s Republic of China, the limitation is US$50, rather than US$100.

No Employee may accept from any individual, company or governmental authority, which either wants to or already does business with Logitech, any payment or loan of money in any amount, if it could reasonably be viewed as being done to gain a business advantage.

(b)	Employees may not give gifts, gratuities or payments

No Employee may give any service, entertainment, travel, gifts or other gratuity worth more than US$100, to any individual, company or governmental authority, which either wants to or already does business with Logitech, if it could reasonably be viewed as being done to gain a business advantage. At Company sites in the People’s Republic of China, the limitation is US$50, rather than US$100.

No Employee may give to any individual, company or governmental authority, which either wants to or already does business with Logitech, any payment or loan of money in any amount, if it could reasonably be viewed as being done to gain a business advantage.

(c)	Kickbacks and Unauthorized Rebates are Prohibited

Logitech will not under any circumstances tolerate the solicitation, receipt or payment of kickbacks or unauthorized rebates.

(d)	Business Meals as an Exception

The giving or receipt of gratuities in the form of business meals, of nominal value and which conform to normal social amenities in the country in question, are excepted from the limitations of this Section 2.2.

2.3	Conflict of Interest—No Interests in Competitors or Certain Others

(a)	No Financial Interest in Suppliers, Customers and Competitors

No Employee may have any direct or indirect interest in any organization which is seeking or doing business with Logitech or which is a competitor of Logitech. This means for example that no Employee may be an investor or own stock in a competitor, supplier or customer of Logitech.

There are only two exceptions to this: First, when the interest consists of securities in a publicly-held company which are traded regularly in recognized security markets and the amount owned is less than 0.5% of the class of outstanding securities. Second, when the interest has been fully disclosed to the General Counsel, who has given his or her consent.

(b)	Certain Prohibited Second-Job Employment

Employees should neither accept employment with, nor act as consultants or agents for, a Logitech customer, supplier or competitor. An Employee’s personal transactions with Logitech customers, suppliers or competitors shall not involve the use of Company time, property or information, and must be on non-preferential terms and independent of any relationship with Logitech.

Employees should not become officers or members of the Board of Directors of other companies without the prior approval of the General Counsel.

Employees should not sell goods or services to Logitech (beyond the stated or implied scope of their employment) without the prior approval of his or her Functional VP / Senior VP.

(c)	Family Business

Employees should not conduct Logitech business with family members or with a business in which family members participate, without the prior approval of his or her Functional VP / Senior VP.

(d)	Business Opportunities

Employees should not take advantage of an opportunity for personal gain that rightfully belongs to Logitech. If a Logitech Employee becomes aware of a business opportunity that might fall within Logitech’s business purpose and practice, such Employee shall inform his or her Functional VP / Senior VP of such business opportunity. Employees should not sell their own services or products, or those of another person or firm, if Logitech offers similar services or products.

2.4	Conflict of Interest—No Personal Appropriation of Company Property

No Employee may without proper authorization use or permit others to use Logitech property or services for personal purposes or their own personal benefit. The unauthorized removal of Company material, equipment or supplies, or unauthorized use of Company property, is treated as theft.

The submission of a fraudulent expense report and the misuse of Company-issued credit and telephone cards are treated as theft. Each Employee is expected to use the same care for the Company’s property as he or she would if it were the Employee’s own property.

Employees who are authorized to charge amounts directly to the Company, using company credit cards, fuel credit cards, company provided cell phones or access cards may use such accounts for Company purposes only and must also take appropriate precautionary measures to protect such cards against loss or abuse.

2.5	Conflict of Interest—No Misappropriation of Company Information

Sensitive or confidential Company information is the property of Logitech and should not be used by Employees for personal gain. No Employee may give or make available any sensitive or confidential Company information (including but not limited to financial data, trade secrets, know-how, future plans, etc.) to any third party. Similarly, no Employee should solicit or use another party’s confidential information for personal profit or for any other improper reason. Any exception must be approved in writing by the Employee’s Functional VP / Senior VP.

No Employee may profit directly or indirectly from a stock or other securities transaction made on the basis of “material” information about Logitech or another company, obtained by the Employee in the course of Logitech business but not yet made generally known (see, Logitech’s Insider Trading Policy).

3	General Provisions

3.1	Employees are Prohibited from Acting Indirectly through Friends or Family

An Employee who tries to or does take actions prohibited by this Policy indirectly through a friend or family member will be subject to disciplinary action up to and including termination as if the Employee had tried to or had taken the action directly.

In determining whether an Employee acted through a friend or family member, the Company will take into account all of the facts and circumstances surrounding the action.

3.2	Violation of Policy

The Company will take immediate disciplinary action, up to and including termination, of any Employee who violates this Policy or whose relative violates this Policy. In addition, the Company reserves the right to take all appropriate legal actions in connection with contravention of this policy, including, but not limited to, the initiation of criminal prosecution.

3.3	Procedure for Enforcement

Except as otherwise stated in this Policy, the Functional VP / Senior VP shall be responsible for enforcing the Policy within his or her organization. The Legal Department is responsible for preparing guidelines for Employees.

3.4	Procedure for Clarifying or Seeking an Exception to the Policy; Waivers

An Employee who has questions regarding the interpretation of the Policy or who would like to request an exception to the Policy should submit the question or request to his or her Functional VP / Senior VP, or to the Legal Department. That person will make a decision in writing and communicate it to the Employee.

Any change to or waiver from this Policy for the Company’s CEO, CFO, Principal Accounting Officer or Controller, or persons performing similar functions, may only be made or granted by the Board of Directors of Logitech International S.A. and will be publicly disclosed by the Company.

3.5	Reporting Potential Violations

Employees must notify the Company as soon as possible if they become aware of any potential violations of this policy, the law or other Company policy or if they believe that they have been requested to engage in conduct which violates this policy, the law or other Company policy or to engage in any unethical act. Information on how and where to report a potential violation, and what steps the Company will take in response to a report, is set out below.

(a)	Reporting a Violation Concerning an Accounting or Auditing Matter or a Matter involving Payments to Government Officials

If the potential violation involves the Company’s accounting, internal accounting controls, or auditing matters, or a potential payment to a government official in violation of the U.S. Foreign Corrupt Practices Act, then you must contact the General Counsel or any member of the Legal Department. Alternatively, you may report a potential violation as follows:

•	By leaving a voice mail on the Ethics Report Hotline: 1-510-713-4440; this call may be made toll free in the US by calling 1-800-732-3054 ext. 4440

•	By sending or depositing a letter to the Ethics Report Mailbox, Logitech Inc., 6505 Kaiser Driver, Fremont CA 94555.

•	By sending an email to ethicsreport@logitech.com.

•	By sending a letter marked “Personal & Confidential” to the General Counsel, Logitech Inc., 6505 Kaiser Driver, Fremont CA 94555.

Employees are welcome to make any such reports anonymously.

(b)	Reporting a Violation Concerning Other Matters

If the potential violation involves any other matter, you should contact your Functional VP / Senior VP, or you may contact the General Counsel or any member of the Legal Department. Alternatively, you may report a potential violation through Logitech’s “Ethics Report” Hotline, Mailbox, or e-mail address, listed above, or by sending a letter marked “Personal & Confidential” to Logitech’s General Counsel at our Fremont address.

Logitech will promptly and thoroughly investigate all reported potential violations with the highest degree of confidentiality possible under the circumstances. If Logitech determines, after investigation, that a violation has occurred, then it will take the action that it believes is appropriate or that is required by law. This could include disciplinary action against or prosecution of the individuals involved. It could also result in revising policies or procedures to prevent the occurrence of future misconduct, and increasing auditing and monitoring procedures to detect any future violation. Disciplinary action will vary depending on the circumstances, but may range from counseling to termination of employment of the individuals involved.

Logitech will not engage in or tolerate retaliation against an Employee who has reported a potential violation under this policy or cooperated with an investigation into reported misconduct. However, filing a report which the Employee knows to be false is prohibited and subjects that Employee to appropriate discipline which could include termination.

4	Labor Practices

Logitech maintains a policy of strict adherence to all local (for all countries in which Logitech operates a business function) human rights laws. Further, Logitech holds itself and its suppliers of goods and services to a standard which prohibits the use of forced labor, child labor, and unsafe working conditions.